Exhibit 21
TEXTRON FINANCIAL CORPORATION – Significant Subsidiaries
     Set forth below are the names of certain subsidiaries of Textron Financial Corporation. Other subsidiaries, which considered in the aggregate do not constitute a significant subsidiary, are omitted from such list.

Name	Jurisdiction
Cessna Finance Corporation Textron Financial Canada Limited Textron Financial Investment Corporation	Kansas Ontario Rhode Island